UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 033-42952

BNSF Railway Company
(Exact name of registrant as specified in its charter)

2650 Lou Menk Drive
Fort Worth, Texas 76131-2830
(800) 795-2673
 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Burlington Northern Inc. (Now BNSF Railway Company)
8.75% Debentures due February 25, 2022
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:
8.75% Debentures due February 25, 2022: 36

Pursuant to the requirements of the Securities Exchange Act of 1934, BNSF Railway Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 11, 2018	BNSF RAILWAY COMPANY

	By:	/s/ Julie A. Piggott
Name: Julie A. Piggott
Title: Executive Vice President and Chief Financial Officer